UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
HALOZYME THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	88-0488686
(State of incorporation)	(I.R.S. Employer Identification No.)

11388 Sorrento Valley Road San Diego, California (Address of principal executive offices)	92121 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock, $0.001 Par Value	The Nasdaq Stock Market LLC
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:
Not applicable
Securities to be registered pursuant to Section 12(g) of the Act:
None

Amendment No. 1 to Form 8-A
Explanatory Note
This Amendment No. 1 to Form 8-A is being filed pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the reincorporation from Nevada to Delaware of Halozyme Therapeutics, Inc., a Nevada corporation (“Halozyme Nevada”), and the sole stockholder of the Registrant. The reincorporation was effected pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among the Registrant and Halozyme Nevada. The Merger Agreement provides for, among other things, the merger of Halozyme Nevada with and into the Registrant (the “Merger”). The Merger Agreement was approved by the shareholders of Halozyme Nevada at a meeting for which proxies were solicited pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which was held on November 14, 2007.
As a result of the Merger, which was consummated on November 15, 2007: (i) each share of common stock, par value $0.001 per share, of Halozyme Nevada issued and outstanding was converted into a share of common stock of the Registrant, par value $0.001 per share; (ii) each option to acquire shares of Halozyme Nevada was converted into and became an equivalent option to acquire an equal number of shares of the Registrant’s common stock (whether or not such option was then exercisable); (iii) the exercise price per share under each option remained equal to the exercise price per share immediately prior to the Merger; and (iv) the stock purchase right associated with each outstanding share of Halozyme Nevada’s common stock under its Rights Agreement was converted into an identical stock purchase right associated with each share of Halozyme Delaware common stock. Immediately prior to the consummation of the Merger, the Registrant had nominal assets and liabilities.
The Registrant filed with the Securities and Exchange Commission a Current Report on Form 8-K on even date herewith attaching or incorporating by reference its new Delaware Certificate of Incorporation, Certificate of Designation, Preferences and Rights (the “Certificate of Designation”) and Bylaws (collectively, the “Charter Documents”). In accordance with the Registrant’s Charter Documents, the undersigned Registrant hereby amends the following items, exhibits or other portions of its Form 8-A filed May 9, 2007, regarding the description of its common stock as set forth herein.
In accordance with Rule 414 under the Securities Act, the Registrant, as successor issuer to Halozyme Nevada, hereby expressly adopts this Form 8-A as its own for all purposes of the Securities Act and the Exchange Act.

Item 1:Description of Registrant’s Securities to be Registered
Item 2: Exhibits
SIGNATURE

Item 1: Description of Registrant’s Securities to be Registered.
General
     The following description of the Registrant’s capital stock is only a summary. For more complete information, you should refer to the Registrant’s Charter Documents, which the Registrant has filed with the Securities and Exchange Commission as exhibits to this Registration Statement. In addition, you should refer to the general corporation laws of the State of Delaware, which also govern the Registrant’s structure, management and activity.
Common Stock
     Authorized and Outstanding. The Registrant is authorized to issue 150,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, par value $0.001 per share, with 500,000 of such shares of preferred stock designated as Series A Preferred Stock, $0.001 par value. As of November 5, 2007, there were 77,618,791 shares of common stock outstanding and no shares of preferred stock outstanding. All shares of common stock outstanding are fully paid and nonassessable.
     Voting. Holders of the Registrant’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Any adoption, amendment or repeal of the Bylaws shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares, in addition to any vote of the holders of any class or series of stock of the Registrant required by law or the Certificate of Incorporation. Additionally, the affirmative vote of the holders of a majority of the outstanding common stock is required to increase or decrease the number of authorized shares of any class of capital stock. In all other matters, other than the election of directors, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at a meeting at which a quorum is present shall be the act of the stockholders, unless the vote of a greater number is required by law. There are no redemption or sinking fund provisions applicable to the Registrant’s common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Registrant may designate and issue in the future
     Dividends. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of the Registrant’s common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by the board of directors out of funds legally available therefor.
     Liquidation. In the event of the Registrant’s liquidation, dissolution or winding up, holders of the Registrant’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.
     Preferred Stock. The Registrant’s Certificate of Incorporation empowers the board of directors to issue up to 20,000,000 shares of preferred stock from time to time in one or more series; 500,000 of such shares of preferred stock are designated as Series A Preferred Stock. The Registrant’s board of directors is authorized to fix and determine designations, preferences, privileges, rights, and powers and relative, participating, optional, or other special rights, qualifications, limitations, or restrictions on the preferred stock of the Registrant as provided by the Delaware General Corporation Law. Examples of rights and preferences that the board of directors may fix are: (1) dividend rights, (2) dividend rates, (3) conversion rights, (4) voting rights, (5) terms of redemption, and (6) liquidation preferences. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the Registrant’s outstanding voting stock. The rights of holders of the Registrant’s common stock described above, will be subject to, and may be adversely affected by, the rights of any preferred stock that the Registrant may designate and issue in the future.
     Rights Agreement. In addition, the description of the rights held by each share of the Registrant’s common stock pursuant to the Registrant’s Stockholder Rights Agreement, as set forth in the 8-K filed on May 8, 2006, subject to the amendments described in the 8-K filed on November 14, 2007, is incorporated by reference.

Item 2: Exhibits.
The following exhibits defining the rights of the Registrant’s stockholders are filed herewith or incorporated by reference, as indicated below:
1.	Agreement and Plan of Merger, dated November 14, 2007, by and between the Registrant and Halozyme Therapeutics, Inc., a Nevada corporation and the Registrant’s predecessor in interest.**

2.	Certificate of Incorporation of the Registrant.*

3.	Bylaws of the Registrant.*

4.	Certificate of Designation of the Registrant.**

5.	Specimen Common Stock Certificate.**

*	Incorporated by reference from the definitive proxy statement filed on form DEF14A on October 11, 2007.

**	Incorporated by reference from the Current Report on form 8-K filed on even date herewith.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 19, 2007

Halozyme Therapeutics, Inc.
By:	/s/ David Ramsay
David Ramsay
Secretary and Chief Financial Officer

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